EXHIBIT 99.1

TOP Ships Inc. Announces Purchase of 50% Interests in Two 2020-Built Scrubber-Fitted Eco MR Product Tankers and Joint Venture With Gunvor Group

ATHENS, Greece, April 24, 2020 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it has acquired from a company affiliated with the Company’s Chief Executive Officer (the “Seller”) a 50% interest in two vessel owning companies (the “SPCs”) that own two ultra-high specification scrubber-fitted 50,000 dwt eco MR product tankers, M/T Eco Yosemite Park and M/T Eco Joshua Park for $27 million. Both vessels were delivered in March 2020 from Hyundai Mipo shipyard of South Korea.

The acquisitions were approved by a special committee composed of independent members of the Company's board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration paid in this transaction from an independent financial advisor.

The Company also announced that the Seller had already entered into two joint venture agreements, for the two vessels, each with an equal ownership interest of 50%, with Just-C Limited, a wholly owned subsidiary of Gunvor Group Ltd (the other 50% owner), one of the world’s largest independent commodities trading houses by turnover.

Each of the two product tankers have time charters with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor Group Ltd and one of the largest charterers of tanker vessels in the world, for a firm term of five years plus two additional optional years. The total potential gross revenue backlog from these contracts is about $91.7 million.

Finally the vessels have a five year non-amortizing senior financing agreement in place from a major Greek bank for approximately 45% of their charter-free value.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org